SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 22, 2014

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on April 22, 2014.

Buenos Aires, 22 April 2014

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please find attached hereto the notice sent on the date hereof to Ministerio de Economía y Finanzas Públicas answering its request of information regarding the general and special shareholders’ meeting of Banco Macro S.A. to be held on April 29th 2014.

Sincerely,

Luis Carlos Cerolini

Director

Banco Macro S.A.

Buenos Aires, April 22nd 2014

To Director Nacional de

Empresas con Participación del Estado

Lic. Cristian Girard

Hipólito Yrigoyen 250 Piso 8º Of. 819

S __________ / ___________D

Re.: NOTE DNEPE N° 198/14

Dear Sir,

We write to you in reply to your request of information regarding the General and Special Shareholders’ Meeting called for next April 29th. In that respect please be advised as follows:

1. Executed copy of the Minutes of the Board of Directors’ Meeting calling the General and Special Shareholders’ Meeting.

Please be advised that the wording of the minutes of the Board of Directors’ Meeting calling a General and Special Shareholders’ Meeting for April 29th 2014 is available in the Financial Information Highway (or AIF for its acronym in Spanish) of the CNV or Securities Exchange Commission of the Republic of Argentina.

2. Copy of the last version of the revised By-laws.

Please be advised that the last version of the revised By-laws is available in the AIF.

3. Current composition of the Board of Directors (regular and alternate members) including the designation dates and effective term of office.

Please be advised that in the AIF you may access the list of members of the Board of Directors and the minutes of the shareholders’ meetings by which each member was designated to hold office as director, including the designation dates and term of office of each member of the Board.

4. Detailed description of the shareholders structure to date.

Please be advised that last February 19th we published in the AIF the note provided for in section 62 of the Rules and Regulations of the Buenos Aires Stock Exchange, for the financial statements ended December 31st 2013, which includes a detailed description of the current shareholders structure of Banco Macro S.A.

5. As to the following items of the Agenda, please be advised as follows:

a. (Item 2) “Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2013”. Copy of the accounting documents provided for in section 234 of Law No. 19550 as approved and executed by the Board, Syndics and Independent Auditor, as well as any other supporting information that may accompany this item.

The documentation provided for in section 234, subsection 1 of Law 19550 to be submitted to and evaluated by the next General Shareholders’ Meeting was unanimously approved by the members of the Board at the meetings of the Board held last February 19th, in which the Board members approved the financial statements for the year 2013, and on March 10th 2013, in which the Board members approved the annual report for the above mentioned fiscal year.

In addition, please be advised that the financial statements and annual report mentioned in the preceding paragraph were made available to the public in due time and manner, through its publication on the AIF.

b. (Item 3) “Evaluate both the management of the Board of Directors and the Supervisory Committee.” Please provide information regarding this item.

The proposal shall be submitted by the shareholders after the commencement of the General Shareholders’ Meeting called for next April 29th.

c. (Item 4) “Application of the unappropriated earnings for the fiscal year 2013. Total Unappropriated Earnings: AR$ 2,515,402,050.52 which the board proposes may be applied as follows: a) AR$ 488,713,267.35 to Legal Reserve Fund; b) AR $ 95,325,750 to Statutory Reserve Fund – Special Statutory Reserve Fund for Subordinated Corporate Bonds under the global program of Negotiable Obligations approved by the general shareholders’ meeting held on September 1st 2006; c) AR$ 19,711,710.67 to personal assets tax on shares and interests; d) AR$ 1,911,651,322.50 to the voluntary reserve fund for future distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic of Argentina. Please provide information regarding this item.

Unappropriated earnings for the year 2013 arise from the financial statements prepared for such fiscal year, which, as expressed in item 5.a. above, were unanimously approved by the directors at the Board’s meeting held last February 19th and published in the AIF in due time and manner.

The Board’s proposal as to the application of unappropriated earnings for the fiscal year ended December 31st 2013 was submitted in compliance with the rules of the Central Bank of the Republic of Argentina applicable to this matter.

d. (Item 5) “Separate a portion of the voluntary reserve fund created by the Special and General Shareholders’ Meeting held on 16 April 2012 for a total amount of AR$  2,443,140,742.68, out of which AR $ 596,254,288.56 shall be applied to the payment of cash dividend, subject to prior authorization of the Central Bank of the Republic of Argentina.” Please provide proposal and information regarding this item. In particular, please identify the source of the separated portion of the voluntary reserve fund, providing detailed information of all the activity from the creation thereof to date. Additionally, please accompany cash account position, liquidity and solvency index, working capital and changes in shareholders’ equity, before and after payment of cash dividends.

As evidenced by the minutes of the General and Special Shareholders’ Meeting dated April 16th 2012 and duly published in the AIF, we created an “Voluntary Reserve for Future Distributions” o the amount of AR$ 2,443,140,742.68. In addition, please be advised that the “Voluntary Reserve Fund for Future Distributions” account was increased as a result of the resolutions adopted at the General Shareholders’ Meeting held on April 11th 2013, in AR$ 1,170,680,720, which resolution was as well published in the AIF in due time and manner.

As to the “cash account position, liquidity and solvency index, working capital and changes in shareholders’ equity, before and after payment of the cash dividend”, such information arises from the Financial Statements for the period ended December 31st 2013, as available in the AIF, as well as in the Web page of the Central Bank of the Republic of Argentina and from the Investors Relations link in the Web site of Banco Macro S.A. (www.macro.com.ar).

e. (Item 6) “Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2013 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission). Please provide proposal and information regarding this item. In addition, please provide the amounts paid as remuneration to the members of the Board in the years 2012, 2011 and 2010; breaking such amounts as per directors’ remunerations, remunerations to the members of the audit committee, fees paid for executive functions, etc.). Also please inform whether there are Directors employed by the Bank and the salary amount paid in each case. Finally, provide a breakdown of the amounts advanced to each director during the year 2013 and the proposal of advance payments for the year 2014, as well as any other information supporting this item.

The proposed remuneration for the directors for the above mentioned fiscal year was made available to the public in due time and manner according to law through the publication of the proposed remuneration in the AIF, pursuant to the Rules of the Argentine Securities Exchange Commission.

The remuneration of the directors for the fiscal years 2012, 2011 and 2010 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

No member of the Board is employed by the Bank.

As to the breakdown of the amount to be paid separately to each director, we shall comply with all the provisions set forth in section 75 of Decree No. 1023/2013, as provided under the Interpretation Criterion No. 45 of the CNV.

There is no proposal as the advance payments for the year ending December 31st 2014, which will be considered by the shareholders’ meeting evaluating the remunerations of the directors for that same fiscal year.

f. (Item 7) “Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2013. Please provide proposal and information regarding this item, with express identification of the members of the Supervisory Committee. In addition, please inform the amounts paid as remuneration to the Supervisory Committee during the fiscal years 2012, 2011 and 2010, as well as any other information supporting this item.

The financial statements for the year ended December 31st 2013 contemplate a provision of AR$ 760,932 for the payment of remunerations to the members of the Supervisory Committee for the services rendered during the above mentioned fiscal year.

The remuneration of the members of the supervisory committee for the fiscal years 2012, 2011 and 2010 are evidenced in the minutes of the shareholders’ meetings that evaluated all aspects of such fiscal years, which were duly published in the AIF.

g. (Item 8) “Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2013. Please inform the estimated amount of this remuneration as well as the amounts paid as remuneration during the fiscal years ended 12/31/2012, 12/31/2011 and 12/31/2010.

The remuneration of the independent auditor for the fiscal year ended December 31st 2013 totals AR$ 5,955,000. The amounts paid as remuneration of independent auditor during the years ended December 31st 2010, 2011 and 2012 arise from the minutes of the shareholders’ meetings that evaluated such matters, which are available in the AIF.

h. (Item 9) “Appoint three regular directors who shall hold office for three fiscal years and one alternate director who shall hold office until the next shareholders’ meeting that shall evaluate the financial statements for the year ending December 31st 2014”. Please inform the names of the members of the Board nominated by the shareholders.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 29th.

i. (Item 10) “Determine the number of members who shall form the Supervisory Committee and designate the new regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.” Please inform the number and name of the members of the supervisory committee nominated by the shareholders.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 29th.

j. (Item 11) “Appoint the independent auditor for the fiscal year to end December 31st 2014.” Please inform the name of the independent auditor nominated by the shareholders for the current fiscal year.

Pursuant to the sworn statements published in the AIF, the Accountant Norberto N. Nacuzzi shall be proposed as regular independent auditor and the accountant Ernesto Mario San Gil shall be nominated as alternate independent auditor, both of them partners at the audit firm Pistrelli, Henry Martin y Asociados S.R.L.

k. (Item 12) “Define the audit committee’s budget.” Please inform the amount of the Budget in connection herewith, as well as the amounts paid under this description during the fiscal years ended 12/31/2013, 12/31/2012 and 12/31/2011.

The proposal shall be made by the shareholders at the General and Special Shareholders’ Meeting called for next April 29th.

The audit committee’s budget for each of the years ended December 31st 2010, 2011 and 2012 was fixed in the amount of AR$ 600,000.

l. (Item 13) “Evaluate the amendment of sections 3 and 23 of the By-laws, pursuant to the Capital Markets Act No. 26831 and its regulatory rules and regulations”. Please provide the proposed wording to replace the current sections one (3°) and three (23°) of the By-laws respectively, as per the amendment to be evaluated by this meeting. In addition, please inform the reasons for the above mentioned amendment. Finally, please provide any additional information that may be relevant to the meeting.

Pursuant to the provisions set forth in the Rules and Regulations of the CNV, the new wording of sections 3 and 23 of the By-laws has been submitted to the above mentioned entity in due time and manner through Note No. 6841 filed on April 8th 2014 and we have not yet received any answer or comments in that regard.

The amendment of the above mentioned sections is exclusively based on the need to adjust the Bank’s By-laws to the provisions of the Capital Markets Law No. 26831 and to the rules and regulations thereof.

Sincerely,

Luis Carlos Cerolini
Director
Banco Macro S.A.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 22, 2014

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name:	Luis Cerolini
Title:	Director